Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19


RECD S.E.C.
JAN 7 2005
1086

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9




05005108

Zürich, January 4, 2005

SUPPL

File N° 82-4093

Dear Sirs,

Please find enclosed :

- Holcim helps tsunami-hit countries Sri Lanka, Thailand and Indonesia

PROCESSED
JAN 12 2005
THOMSON
FINANCIAL

Yours sincerely

Martin Beu

File N° 82-4093

Media release

Holcim helps tsunami-hit countries Sri Lanka, Thailand and Indonesia. Three million francs from Switzerland are to be paid into Group company funds set up in these countries in a concerted effort to relieve suffering and rebuild devastated coastal areas.

January 4, 2005 - As a sign of our deep sense of shock at the immense scale of the natural disaster in Asia and a token of our solidarity with the people affected, Holcim Ltd has decided to make a donation of three million Swiss francs to help alleviate the suffering and rebuild the damaged regions. The money is to be transferred to special relief funds established by Group companies in Sri Lanka, Thailand and Indonesia.

Immediately after the catastrophe struck, crisis teams formed by Holcim Group companies began helping local aid efforts. The vital transportation of drinking water was organized, and work started on setting up sanitation facilities and distributing clothes, tents and food.

Fund representatives, acting in collaboration with the authorities and partner organizations, will also be evaluating and providing financial support for local projects, focusing mainly on rebuilding schools, hospitals and homes.

* * * * * * *

Holcim is one of the world's leading suppliers of cement, aggregates (gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com